UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

(Amendment No. 2)*

KEURIG DR PEPPER INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

49271V100
(CUSIP Number)

Ellen M. Smith, Corporate Secretary

Mondelēz International, Inc.

905 W. Fulton Market

Suite 200

Chicago, IL 60607

Tel. No.: 1 (847) 943-4000

and

Sarah Jones

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

Tel. No.: 1 (212) 878-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 3, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 49271V100

1	NAME OF REPORTING PERSON Mondelēz International, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION VA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 170,725,048
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 170,725,048
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,725,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Mondelēz International Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 170,725,048
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 170,725,048
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,725,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON CO

Item 1.                                                            Security and Issuer.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the statement on Schedule 13D originally filed on July 19, 2018 (the “Original Schedule 13D”) by Mondelēz International, Inc. (“Mondelēz International”) and Mondelēz International Holdings LLC (“MIH,” and together with Mondelēz International, the “Reporting Person”), as amended by Amendment No. 1 to the Original Schedule 13D filed on March 10, 2020 (“Amendment No. 1”) relating to common stock, $0.01 par value per share (the “Shares”) of Keurig Dr Pepper, Inc. (the “Issuer”).  Except as otherwise specified in this Amendment No. 2, all items in the Original Schedule 13D, as amended by Amendment No. 1, are unchanged and each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 4.                                                            Purpose of Transaction.

On August 3, 2020, MIH agreed to sell 14,071,962 Shares to a financial services firm, as principal, at a price of $29.45 per share, pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Share Sale”).  The Share Sale was an opportunistic sale transaction based on market conditions.

Item 5.                                                         Interest in Securities of the Issuer.

(a)-(b) MIH owns 170,725,048 Shares, assuming completion of the Share Sale, constituting approximately 12.1% of the outstanding Shares.  Mondelēz International may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the Shares owned by MIH.  The information provided in response to Items 7-10 of the cover pages of this Amendment No. 2 is incorporated by reference into this Item 5(b).

(c) Except for the Share Sale, the Reporting Person has not, and to the best knowledge of the Reporting Person, none of the persons named in Schedule B has, effected any transactions in the Shares during the past 60 days.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 3, 2020, MIH agreed to sell 14,071,962 Shares in the Share Sale.

Item 7.                                                         Material to be Filed as Exhibits.

Exhibit A –  Joint Filing Agreement between MIH and Mondelēz International, filed as Schedule A to the Original Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 3, 2020

Mondelēz International, Inc.

By:	/s/ Ellen M. Smith
	Name:	Ellen M. Smith
	Title:	Senior Vice President and Corporate Secretary

Mondelēz International Holdings LLC

By:	/s/ Ellen M. Smith
	Name:	Ellen M. Smith
	Title:	Senior Vice President and Corporate Secretary

Schedule B

Mondelēz International, Inc.

Name	Position with the Reporting Person	Present Principal Occupation (if different from the position with the Reporting Person)	Citizenship
Lewis W.K. Booth	Director		USA/UK
Charles E. Bunch	Director		USA
Debra A. Crew	Director	President, North America of Diageo plc	USA
Lois D. Juliber	Director		USA
Peter W. May	Director	President and Founding Partner of Trian Fund Management, L.P.	USA
Jorge S. Mesquita	Director		USA/Portugal
Fredric G. Reynolds	Director		USA
Christiana S. Shi	Director		USA
Patrick T. Siewert	Director	Managing Director of The Carlyle Group	Hong Kong
Michael A. Todman	Director		USA
Jean-François M. L. van Boxmeer	Director		Belgium
Dirk Van de Put	Director, Chairman and Chief Executive Officer		USA/Belgium
Luca Zaramella	Executive Vice President and Chief Financial Officer		Italy
Paulette R. Alviti	Executive Vice President and Chief People Officer		USA
Maurizio Brusadelli	Executive Vice President, President AMEA		Italy
Vinzenz P. Gruber	Executive Vice President and President, Europe		Italy
Robin S. Hargrove	Executive Vice President, Research, Development & Quality		UK/Ireland
Sandra MacQuillan	Executive Vice President and Chief Supply Chain Officer		UK
Gerhard W. Pleuhs	Executive Vice President, Corporate & Legal Affairs and General Counsel		USA/Germany
Gustavo C. Valle	Executive Vice President and President, Latin America		Argentina
Henry Glendon Walter IV	Executive Vice President, President North America		USA

Mondelēz International Holdings LLC

Name	Position with the Reporting Person	Present Principal Occupation (if different from the position with the Reporting Person)	Citizenship
Jonas Bruzas	Manager and President	Vice President, Global IP, Marketing, Licensing & Operations	Republic of Lithuania
Pamela Kopelman	Manager and Vice President	Vice President, Corporate Tax	USA
Ellen M. Smith	Manager and Senior Vice President and Corporate Secretary	Senior Vice President and Chief Counsel, Chief Compliance Officer and Corporate Secretary	USA